April 13, 2010

VIA EDGAR FILING

Mr. Ronald E. Alper
Staff Attorney
United States
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Response to Comment Letter, File No. 000-32113

Dear Mr. Alper:

I write to confirm that Resources Connection, Inc. will respond to the above-referenced comment letter within 20 business days, or by May 6, 2010. We look forward to resolving the Commission’s comments as expeditiously as possible. In the meantime, if you have any questions, please contact me at 714-430-6370.

Very truly yours,

/s/ Kate W. Duchene

Kate W. Duchene
Chief Legal Officer

cc: Mr. Donald B. Murray

17101 Armstrong Avenue, Irvine CA 92614
telephone 714-430 6400 facsimile 714 428 6090 www.resourcesglobal.com